NO ACT

DC
PE
1-23-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021488

Received SEC
JAN 2 3 2008
Washington, DC 20549

January 23, 2008

Charles H. Still, Jr.
Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, TX 77002-2770

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/23/2008

Re: El Paso Corporation

Dear Mr. Still:

This is in regard to your letter dated January 23, 2008 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in El Paso's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that El Paso therefore withdraws its December 28, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

BRACEWELL
&GIULIANI ORIGINAL

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas
77002-2770

713.223.2300 Office
713.221.1212 Fax

bgllp.com

December 28, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: El Paso Corporation: Intention to Omit Stockholder Proposal

Ladies and Gentlemen:

This letter is to inform you that El Paso Corporation (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2008 annual meeting of stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from Lucian Bebchuk (the "Proponent"). The Proposal seeks to amend the Company's By-laws to mandate inclusion in the Company's proxy materials of any qualified proposal for an amendment of the By-laws that is submitted by a stockholder even where the proposal would otherwise be properly excluded under Rule 14a-8 of the Securities and Exchange Commission (the "Commission"). The Proponent's letter setting forth the Proposal is attached hereto as Attachment A. Additional correspondence between the Company and the Proponent related to the Proposal is attached hereto as Attachment B.

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance of the Commission concur in our opinion that the Proposal may be properly excluded from the 2008 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2008 Proxy Materials. The Company intends to file its definitive 2008 Proxy Materials with the Commission no earlier than March 18, 2008. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not later than 80 days before the Company intends to file its 2008 Proxy Materials.

As discussed more fully below, we believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(8) and Rule 14a-8(i)(3).

Rule 14a-8(i)(8) - The Proposal Relates to an Election for the Company's Board of Directors

Rule 14a-8(i)(8) permits the exclusion of a stockholder proposal if the proposal "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." [1]

The Commission recently amended Rule 14a-8(i)(8) to codify the Commission's longstanding interpretation that the Rule permits exclusion not only of a proposal that would result in an immediate election contest but also any proposal that "would set up a process for shareholders to conduct an election contest in the future by requiring the company to include shareholders' director nominees in the company's proxy materials for subsequent meetings." Securities Exchange Act of 1934 Release No. 34-56914 (Dec. 6, 2007) (the "Adopting Release"). As the Commission has noted repeatedly, the purpose of Rule 14a-8(i)(8) and the Commission's interpretation of the Rule is to ensure that contests for the election of directors are not conducted without compliance with the Commission's disclosure rules applicable to contested elections. See the Adopting Release. The Commission noted in the Adopting Release that it was acting to state clearly that the exclusion provided by Rule 14a-8(i)(8) "cannot be read so narrowly as to refer only to a proposal that relates to the current election, or a particular election, but rather must be read to refer to a proposal that 'relates to an election' in subsequent years as well. In this regard, if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be evaded easily." Consistent with this view of Rule 14a-8(i)(8), the Commission clarified in the Adopting Release that the term "procedures" in the Rule "relates to procedures that would result in a contested election either in the year in which the proposal is submitted *or in any subsequent year*" (emphasis added).

---

[1] We note that the amendment to Rule 14a-8(i)(8) recently adopted by the Commission will become effective on January 10, 2008. Although the amendment is not effective at the date of this letter, the proxy solicitation to which the Proposal relates will be commenced after the effective date of the amendment. The amendment therefore is applicable to consideration of the excludability of the Proposal. Accordingly, all references in this letter to Rule 14a-8(i)(8) are to that Rule as so amended.

Although the Proposal does not specifically refer to an election of directors or related procedures, the effect and, in our view, the intent of the Proposal are to establish a process by which stockholders of the Company may force the Company to include stockholder nominees in the Company's proxy materials in future years. The Proposal seeks to accomplish in two steps a result that the Commission's rules clearly would not permit were it sought in a single step. This is precisely the sort of evasion of the proxy rules that the Commission's interpretation now codified in Rule 14a-8(i)(8) is intended to prohibit.

If the Proposal were included in the 2008 Proxy Materials and approved by the Company's stockholders, a stockholder could submit for inclusion in the Company's proxy materials for a subsequent meeting a proposal to amend the Company's By-laws to provide for inclusion of stockholder nominees in the Company's proxy materials. Although such a proposal clearly would be excludable under Rule 14a-8(i)(8), the Company nevertheless could be compelled to include the proposal in its proxy materials as a result of the By-law amendment that the Proposal seeks to effect. If such a proposal were made and approved by stockholders, the stage would be set for an election contest conducted without compliance with the Commission's rules on contested elections. Therefore, the effect of the Proposal in subsequent years, which the Adopting Release clearly mandates considering, would be to establish procedures that ultimately could result in a contested election.

In addition to having the effect of establishing procedures that would result in a contested election, the Proposal, in our view, is intended to circumvent Rule 14a-8(i)(8). The By-law amendment sought by the Proposal incorporates a substantial portion of the eligibility, procedural and substantive requirements of Rule 14a-8, but it notably excludes any requirement corresponding to Rule 14a-8(i)(8). Further, the Proponent is a well-known advocate for stockholder access to company proxy materials. See, *e.g.*, *Comment Letter of Thirty-Nine Law Professors in Favor of Placing Shareholder-Proposed Bylaw Amendments on the Corporate Ballot* (Oct. 2, 2007) (available on the Proponent's website at www.law.harvard.edu/faculty/bebchuk/), in which the Proponent advocates, on behalf of a group of law professors including himself, against the Commission's adoption of a rule that would permit exclusion of stockholder proposals relating to proxy access bylaw amendments. There can be little doubt that, if the Proposal were included in the 2008 Proxy Materials and approved by the Company's stockholders, the Proponent or another stockholder with a common objective would submit a proposal for a proxy access bylaw amendment for inclusion in the proxy materials for the Company's next annual meeting of stockholders.

Because both the effect and the intent of the Proposal are to establish procedures that ultimately would result in the ability of stockholders of the Company to conduct an election contest by means of the Company's proxy materials, the Proposal is properly excludable from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(8).

Rule 14a-8(i)(3) - The Proposal Is Inconsistent with the Commission's Proxy Rules

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules..." Here, the Proposal seeks to dismantle the Commission's existing framework for regulating proxy materials by eliminating the requirement of compliance with a substantial portion of Rule 14a-8 for access to the proxy materials. This attempt to exempt the Company's stockholders from the requirements of Rule 14a-8 is clearly contrary to existing proxy rules.

The authority to regulate what is required or permitted in a proxy statement or on a form of proxy is vested exclusively in the Commission under Section 14 of the Securities Exchange Act of 1934 and is expressed in related rules, including the Commission's Regulation 14A. The Commission and its Staff have repeatedly commented on the Commission's role as gatekeeper to the proxy statement and form of proxy through the process that Rule 14a-8 establishes. Recognizing the crucial role it plays in regulating the proxy solicitation process, the Commission has made clear that proposals that would curtail or reduce its role are improper. See Securities Exchange Act Release No. 34-40018 (May 21, 1998) (determining not to adopt proposals sharing the common theme of reducing the role of the Commission and its Staff in the stockholder proposal process); Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983) (rejecting a proposal that would have required the inclusion of any proposal proper under state law except those involving the election of directors based on determination that "federal provision of [shareholder] access is in the best interests of shareholders and issuers alike"). When considering proposals that sought to reduce the Commission's involvement in the review of stockholder proposals, the Commission noted that "some of the proposals we are not adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials." Securities Exchange Act Release No. 34-40018 (May 21, 1998).

The Proposal would authorize a stockholder to propose one or more amendments to the By-laws of the Company at any annual meeting and would require the Company to include any and all such amendments in its proxy materials provided that certain specified requirements were met. As noted in the discussion of Rule 14a-8(i)(8) above, these requirements specified in the Proposal include some but not all of the eligibility, procedural and substantive

BRACEWELL
&GIULIANI

requirements of Rule 14a-8. By its terms, the Proposal would require the Company to include in its proxy materials stockholder proposals that otherwise would be excludable under the Commission's rules. The Proponent's attempt to vastly expand rights of access to the Company's proxy materials is flatly inconsistent with the framework for access to proxy materials carefully crafted by the Commission. Moreover, the Proponent's attempt to eliminate the Commission's oversight role through a stockholder proposal directly conflicts with the Commission's express recognition of the importance of its oversight and its repeated refusals to adopt rules that reduce its role in favor of more autonomous stockholders. Indeed, the Commission's steadfast protection of its oversight role through its refusal to adopt rules that reduce that role would make little sense if stockholders could *eliminate* the Commission's oversight role through stockholder proposals such as the Proposal.

Because the Proposal conflicts with the existing framework for proxy regulation and the Commission's oversight role with respect thereto, the Proposal is properly excludable from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(3).

The Staff of the Commission has previously considered a similar stockholder proposal seeking a by-law amendment that would require the company to include stockholder proposed by-law amendments in its proxy materials. In that case, the Staff concurred that the proposal could be properly excluded pursuant to Rule 14a-8(i)(3). See *State Street Corporation* (Feb. 3, 2004).

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's 2008 Proxy Materials. Please transmit your response by fax to the undersigned at 713-437-5318. Fax numbers for the Proponent and a Company contact are provided below. Please call the undersigned at 713-221-3309 if we may be of any further assistance in this matter.

Very truly yours,

Bracewell & Giuliani LLP

Charles H. Still, Jr.

Enclosures

BRACEWELL
&GIULIANI

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: 617-812-0554

Marguerite N. Woung-Chapman
Vice President, Corporate Secretary and Chief Governance Officer
El Paso Corporation
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
Fax: 713-420-4099

ATTACHMENT A

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

December 6, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

David L. Siddall
Corporate Secretary
El Paso Corporation
P.O. Box 2511
Houston, TX 77252-2511

Re: Shareholder Proposal of Lucian Bebchuk

To David L. Siddall:

I am the owner of 450 shares of common stock of El Paso Corporation (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

It is hereby RESOLVED that Article II of the corporation's By-laws is hereby amended by adding the following new Section 14:

Section 14. Stockholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the corporation shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the corporation's Secretary by the deadline specified by the corporation for stockholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the corporation by another proponent that will be included in the corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-law shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article XII of the corporation's By-laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place a By-law amendment proposal on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed By-law. I urge even stockholders who

believe that no changes in the corporation's By-laws are currently desirable to vote for the proposal to facilitate stockholders' ability to initiate proposals for By-law amendments and to decide whether to adopt such proposals.

I urge you to vote for this proposal.

Marguerite N. Woung-Chapman
Vice President
Chief Governance Officer
Corporate Secretary

ATTACHMENT B

elpaso

December 10, 2007

Via Certified Mail Return Receipt Requested

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Dear Mr. Bebchuk:

On December 6, 2007, El Paso Corporation (the "Company") received your letter dated December 6, 2007 setting forth a shareholder proposal to amend the Company's by-laws.

Pursuant to and in accordance with Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby notify you of a deficiency in your proposal. You have fourteen calendar days from the date you receive this letter to respond to this deficiency.

Rule 14a-8(b)(1) of the Exchange Act requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold these securities through the date of the meeting.

Because the Company cannot locate your stockownership information on the records of its stock transfer agent, your shares of the Company must be held in street name. Rule 14a-(b)(2) requires that you prove your eligibility to the Company by submitting to the Company a written statement from the "record" holder of your securities, verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the annual meeting of the Company's shareholders, as you have done.

In the alternative, please consult the Exchange Act for other ways in which you can demonstrate your eligibility to the Company.

If you fail to adequately correct your proposal, we may exclude it from our Proxy Statement for our next Annual Meeting. In addition, we reserve the right to exclude your proposal from our Proxy Statement on procedural and non-procedural grounds. The bases on which we may exclude your proposal are set forth in Rule 14a-8 of the Exchange Act.

Regards,

El Paso Corporation
1001 Louisiana Street Houston, Texas 77002
PO Box 2511 Houston, Texas 77252.2511
tel 713.420.4018 fax 713.420.4099

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

December 21, 2007

<u>VIA FACSIMILE AND OVERNIGHT MAIL</u>

David L. Siddall
Corporate Secretary
El Paso Corporation
1001 Louisiana St.
El Paso Building
Houston, TX 77002-5089

Re: Shareholder Proposal of Lucian Bebchuk

To David L. Siddall:

In reference to my shareholder proposal submitted on December 6, 2007, please find enclosed a written statement from the record holder of my El Paso Corporation ("Company") common stock which confirms that, at the time I submitted my proposal, I owned over $2,000 in market value of common stock continuously for over a year. This letter also will serve to reaffirm my commitment to hold this stock through the date of the Company's 2008 annual meeting when my shareholder proposal will be considered.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

charles SCHWAB

December 20, 2007

Lucian Bebchuk
Harvard Law School
1557 Massachusetts Ave
Cambridge MA 02138

Lucian,

This letter is to confirm that, as of the date of this letter, the individual Charles Schwab account in your name ending in – 8029 held: 450 shares of El Paso Corp. (symbol: EP).

This letter also confirms that the shares referenced above have been continuously held in the referenced account for more than 15 months prior to the date of this letter.

Sincerely,

Andrew Kling
Client Service Representative
Charles Schwab
Burlington MA
(781) 505-1294

FAX COVER SHEET

TO	Corporate Secretary Marguerite N.
COMPANY	El Paso
FAX NUMBER	17134204099
FROM	Lucian A Bebchuk
DATE	2007-12-24 20:55:46 GMT
RE	

COVER MESSAGE

In response to your letter of December 10, 2007 concerning my shareholder proposal, attached is the requested stockownership confirmation.

Sincerely,

Lucian Bebchuk

charles SCHWAB

December 20, 2007

Lucian Bebchuk
Harvard Law School
1557 Massachusetts Ave
Cambridge MA 02138

Lucian,

This letter is to confirm that, as of the date of this letter, the individual Charles Schwab account in your name ending in -8029 held: 450 shares of El Paso Corp. (symbol: EP).

This letter also confirms that the shares referenced above have been continuously held in the referenced account for more than 15 months prior to the date of this letter.

Sincerely,

Andrew Kling
Client Service Representative
Charles Schwab
Burlington MA
(781) 505-1294

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 22, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in El Paso Corporation's 2008 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to El Paso Corporation ("El Paso" or the "Company") on December 6 2007, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing El Paso is attached as Exhibit B.

Sincerely,

Michael Barry /AC

Michael J. Barry

cc: David L. Siddall (via fax)
Marguerite N. Woung-Chapman (via fax)
Charles H. Still, Jr. Esquire (via fax)

Exhibit A

It is hereby RESOLVED that Article II of the corporation's By-laws is hereby amended by adding the following new Section 14:

Section 14. Stockholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the corporation shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the corporation's Secretary by the deadline specified by the corporation for stockholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the corporation by another proponent that will be included in the corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-law shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article XII of the corporation's By-laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place a By-law amendment proposal on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed By-law. I urge even stockholders who

believe that no changes in the corporation's By-laws are currently desirable to vote for the proposal to facilitate stockholders' ability to initiate proposals for By-law amendments and to decide whether to adopt such proposals.

I urge you to vote for this proposal.

Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 22, 2008

VIA FACSIMILE

David L. Siddall
Corporate Secretary
El Paso Corporation
1001 Louisiana St.
El Paso Building
Houston, TX 77002-5089

Re: Shareholder Proposal of Lucian Bebchuk

To David L. Siddall:

This is to inform you that I am withdrawing my proposal submitted to El Paso Corporation (the "Company") on December 6, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

cc: Marguerite N. Woung-Chapman
Charles H. Still, Jr. Esquire

BRACEWELL &GIULIANI

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas
77002-2770

713.223.2300 Office
713.221.1212 Fax

bgllp.com

January 23, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: El Paso Corporation: Withdrawal of Request for No-Action Letter on Omission of Stockholder Proposal of Lucian Bebchuk

Ladies and Gentlemen:

El Paso Corporation (the "Company") hereby withdraws its request dated December 28, 2007 for a no-action letter regarding its intention to exclude from its 2008 proxy materials a stockholder proposal and statement in support thereof (the "Proposal") received from Lucian Bebchuk (the "Proponent"). The Proponent has withdrawn the Proposal in a letter to the Company dated January 22, 2008, which is attached hereto as Attachment A.

Please call the undersigned at 713-221-3309 if we may be of any further assistance in this matter.

Very truly yours,

Bracewell & Giuliani LLP

Charles H. Still, Jr.

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: 617-812-0554

Marguerite N. Woung-Chapman
Vice President, Corporate Secretary and Chief Governance Officer
El Paso Corporation
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
Fax: 713-420-4099

Attachment A

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 22, 2008

VIA FACSIMILE

David L. Siddall
Corporate Secretary
El Paso Corporation
1001 Louisiana St
El Paso Building
Houston, TX 77002-5089

Re: Shareholder Proposal of Lucian Bebchuk

To David L. Siddall:

This is to inform you that I am withdrawing my proposal submitted to El Paso Corporation (the "Company") on December 6, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

cc: Marguerite N. Woung-Chapman
Charles H. Still, Jr. Esquire

Exhibit A

It is hereby RESOLVED that Article II of the corporation's By-laws is hereby amended by adding the following new Section 14:

Section 14. Stockholder Proposals for a By-Law Amendment

To the extent permitted under federal law and state law, the corporation shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed By-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the corporation's Secretary by the deadline specified by the corporation for stockholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the corporation by another proponent that will be included in the corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This By-law shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article XII of the corporation's By-laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place a By-law amendment proposal on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed By-law. I urge even stockholders who

believe that no changes in the corporation's By-laws are currently desirable to vote for the proposal to facilitate stockholders' ability to initiate proposals for By-law amendments and to decide whether to adopt such proposals.

I urge you to vote for this proposal.

G&E

Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

www.gelaw.com

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

RECEIVED
2008 JAN 10 PM 4: 14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 9, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in El Paso Corporation's 2008 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Lucian Bebchuk ("Bebchuk") in connection with the shareholder proposal which Bebchuk submitted to El Paso Corporation ("El Paso or the Company") for inclusion in the Company's 2008 Proxy Statement (the "Proposal").

We have received a letter dated December 28, 2007 from Bracewell & Giuliani LLP on behalf of El Paso to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") requesting the Staff's concurrence that it will not recommend enforcement if the Company excludes the Proposal from its 2008 Proxy Statement (the "No-Action Request"). Please be advised that we intend to submit a response to the No-Action Request, which we will provide to the Commission no later than Tuesday, January 22, 2008.

Please contact me in the event that you require our response before the above-specified date or if the proposed timing of our response is otherwise unacceptable.

Sincerely,

Michael J. Barry

cc: Marguerite N. Woung-Chapman
Charles H. Still, Jr. Esquire

END